Exhibit 99.27

Confidential

SUBSCRIPTION AGREEMENT

Selina Hospitality plc

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of January _______, 2024 (the “Subscription Date”) by and between Selina Hospitality plc (the “Issuer”), a company organized and existing under the laws of England and Wales, having company number 13931732, and ________, a company organized and existing under the laws of ________, having company number _______ (the “Investor”), in connection with the Investor’s subscription for ________ ordinary shares of the Issuer, having a nominal value of US$0.005064 each (rounded to six decimal places) (the “Securities”), in a private placement, for a per share purchase price of US$0.073 and an aggregate purchase price of US$_______ (the “Subscription Amount”). The Investor wishes to purchase the Securities and Issuer desires to allot the Securities to the Investor, in each case as set out in this Subscription Agreement and in conjunction with the completion of the liability restructuring and investment transactions with Osprey International Limited or its affiliate (“Osprey”) and other parties generally as contemplated in the Report on Form 6-K issued by the Issuer on December 4, 2023 (located at https://www.sec.gov/Archives/edgar/data/1909417/000149315223043501/form6-k.htm), as such transactions subsequently are agreed by the parties thereto (the “Transactions”).

The Issuer and the Investor are executing and delivering this Subscription Agreement in reliance upon an exemption from securities registration under the Securities Act of 1933, as amended (the “Securities Act”).

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and Issuer acknowledges and agrees as follows:

1.	Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from the Issuer, and the Issuer agrees to allot and/or issue and sell to the Investor for the Subscription Amount, in each case subject to the terms and conditions set forth herein, the Securities.

2.	Closing. Within one (1) business days after notification by the Issuer that the Transactions are to be completed, (i) subject to the satisfaction or waiver of the Investor Closing Conditions, the Investor shall deliver to the Issuer the Subscription Amount for the Securities, which amount shall be paid by wire transfer of U.S. dollars, in immediately available funds, to the account specified by the Issuer, and (ii) subject to the satisfaction or waiver of the Issuer Closing Conditions, the Issuer shall, upon payment of the Subscription Amount, issue and allot to Investor (or cause to be issued and allotted to the Investor) the Securities and cause the Securities to be registered with the Issuer’s transfer agent in the name of the Investor (the date of such registration being the “Closing Date”). The Investor acknowledges that the Securities initially shall be held by the Issuer’s transfer agent in book entry form. In addition, for purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in both New York, New York and London, United Kingdom are open for the general transaction of business.

3.	Closing Conditions.

a.	The obligation of the Issuer to consummate the sale and issuance of the Securities pursuant to this Subscription Agreement (the “Closing”) shall be subject to the following conditions, each of which may be waived in writing by the Issuer in its discretion (the “Issuer Closing Conditions”): (i) that no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and (ii) that all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement in all material respects as of the Closing Date (except those that speak as of a specified earlier date).

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b.	The obligation of the Investor to consummate the purchase of, and subscription for, the Securities pursuant to this Subscription Agreement shall be subject to the following conditions, each of which may be waived in writing by the Investor in its discretion (the “Investor Closing Conditions”): (i) that no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and (ii) that all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing Date (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date), and consummation of the Closing shall constitute a reaffirmation by the Issuer of each of the representations and warranties of the Issuer contained in this Subscription Agreement in all material respects as of the Closing Date (except those that speak as of a specified earlier date).

4.	Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.	Issuer’s Representations and Warranties. The Issuer represents and warrants to the Investor that:

a.	As of the Closing Date, the Issuer is validly existing under the laws of England and Wales. The Issuer has all requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b.	As of the Closing Date, the Securities will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Securities will be validly issued, fully paid up and will not have been issued in violation of any preemptive or similar rights created under the Issuer’s articles of association (as amended on or prior to the Closing Date) or under the Companies Act 2006.

c.	This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.	The sale and issuance of the Securities and the compliance by the Issuer with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Issuer and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Securities or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the constitutional documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities or the legal authority of the Issuer to comply in all material respects with this Subscription Agreement.

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e.	The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Securities), other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable state securities laws, (iii) filings required by the Nasdaq Global Market, and (iv) the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

f.	Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Securities by the Issuer to the Investor hereunder. The Securities (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

g.	The Issuer has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Securities, and the Issuer is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Securities.

6.	Investor Representations and Warranties. The Investor represents and warrants to the Issuer that:

a.	The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A attached hereto, (ii) is acquiring the Securities only for its own account and not for the account of others, or if the Investor is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the Securities Act. Also, the Investor is not an entity formed for the specific purpose of acquiring the Securities.

b.	The Investor acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Securities have not been registered under the Securities Act. The Investor acknowledges and agrees that the Securities may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to “offshore transactions” and following expiration of a 40-day “distribution compliance period” (each within the meaning of Regulation S under the Securities Act), or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Securities shall contain a restrictive legend or notation to such effect. The Investor acknowledges and agrees that the Securities will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities and may be required to bear the financial risk of an investment in the Securities for an indefinite period of time. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. For purposes of this Subscription Agreement, “Transfer” shall mean any direct or indirect transfer, redemption, disposition or monetization in any manner whatsoever, including, without limitation, covenants and agreements included in this Subscription Agreement.

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c.	The Investor acknowledges and agrees that the Investor is subscribing for and purchasing the Securities from the Issuer. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of the Issuer or any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in Section 5 of this Subscription Agreement.

d.	The Investor’s acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

e.	The Investor acknowledges and agrees that the Investor has received access to, and has had an adequate opportunity to review, such financial and other information as the Investor deems necessary in order to make an investment decision with respect to the Securities, including, without limitation, with respect to the Issuer and the business of the Issuer and its subsidiaries and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Investor’s investment in the Securities. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities.

f.	The Investor became aware of this offering of the Securities solely by means of direct contact between the Investor and the Issuer, and the Securities were offered to the Investor solely by direct contact between the Investor and the Issuer. The Investor did not become aware of this offering of the Securities, nor were the Securities offered to the Investor, by any other means. The Investor acknowledges that the Securities (i) were not offered by any form of general solicitation or general advertising, and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer or any of it respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Issuer contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in the Issuer.

g.	The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities (including, without limitation, the risks set out in the Issuer’s 2022 annual report on Form 20-F filed with the SEC on April 28, 2023 and other filings with the SEC (“SEC Filings”)). The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, the Investor has had the chance to review and familiarize itself with the SEC Filings of the Issuer, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

h.	Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Issuer.

i.	In making its decision to purchase the Securities, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information about the Issuer or the offer of the Securities provided by or on behalf of any bankers, counsel or advisors to the Issuer or its affiliates.

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j.	The Investor acknowledges and agrees that no governmental agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

k.	The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

l.	The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not conflict with or violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor, and assuming this Subscription Agreement constitutes a valid and binding agreement of the Issuer, is enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

m.	The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Securities were legally derived.

n.	The Investor does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) or short sale positions with respect to the securities of the Issuer. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Subscription Agreement.

o.	The Investor has, and at the Closing will have, sufficient funds to pay the Subscription Amount pursuant to Section 2 above.

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7.	Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, in the event (i) the Investor and the Issuer mutually agree, in their discretion via a written agreement signed by the parties, to terminate this Subscription Agreement (a “Mutual Termination”), (ii) the Transactions have not been completed by March 31, 2024 and either Investor or the Issuer has elected to terminate this Subscription Agreement following such date, or (iii) the occurrence of a material breach by a party, which material breach has not been cured by such party within a period of five (5) business days after notice of the breach has been provided to it and the non-breaching party has elected to terminate this Subscription Agreement as a result (each a “Termination Event”); provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. Upon the occurrence of any Termination Event, any monies paid by the Investor to or on behalf of the Issuer in connection herewith shall promptly (and in any event within one business day) following the Termination Event be returned to the Investor.

8.	Registration Rights. Provided the Issuer has, from and after the completion of the Transactions, obtained subscription agreements which, together with this Subscription Agreement, provide for an aggregate investment of at least US$10,000,000, then the Issuer agrees that, within forty-five (45) days from the Issuer obtaining approval from shareholders, at a general meeting to be convened by the Issuer following completion of the Transactions, for the allotment of ordinary shares on a non-preemptive basis necessary to complete the Transactions, and subject to the Issuer’s ordinary shares remaining listed on the Nasdaq Global Market at such time (and the Issuer not having taken any steps to de-register as an SEC-reporting company or otherwise announced its intention to do so via a Report on Form 6-K), it will prepare and file with the SEC, at the Issuer’s sole cost and expense, a resale registration statement on Form F-1 or other form of registration statement registering the resale of the Securities (a “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Issuer agrees to cause such Registration Statement, or another shelf registration statement that includes the Securities, to remain effective until the earliest of (i) December 31, 2024, (ii) the date on which the Investor ceases to hold any Securities issued pursuant to this Subscription Agreement, (iii) the date on which the Investor is able to sell all of its Securities issued pursuant to this Subscription Agreement under Rule 144 of the Securities Act without limitation, including as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), or (iv) the date Issuer’s ordinary shares cease to be listed on the Nasdaq Global Market. The Investor agrees to disclose its ownership to the Issuer upon request to assist it in making the foregoing assessment. The Investor acknowledges and agrees that the Issuer may suspend the use of any such registration statement if it reasonably determines, upon the advice of legal counsel, that the registration statement would fail to comply with applicable securities laws or other disclosure requirements. The Issuer’s obligations to include the Securities issued pursuant to this Subscription Agreement for resale in the Registration Statement are contingent upon the Investor furnishing to the Issuer, in writing, such information regarding the Investor, the securities of the Issuer held by the Investor, the intended method of disposition of such securities, which shall be limited to non-underwritten public offerings, and such other information as reasonably may be requested by the Issuer to effect the registration of the Securities, and Investor shall execute such documents in connection with such registration as the Issuer reasonably may request to the extent the same are customary of a selling stockholder in similar situations.

Notwithstanding the registration obligations set forth in this Section 8, the Investor acknowledges and agrees that in the event other investors of the Issuer that are entitled to registration rights with respect to their securities (including under any registration rights agreement to be entered into between the Issuer and Osprey Investments Limited or an affiliate thereof in connection with the Transactions) and exercise their registration rights at the same time as the Investor, it may not be possible for the Issuer to include some or all of the Investor’s Securities as part of such registration as a result of the application of Rule 415 of the Securities Act, in which case the Issuer will inform the Investor and use its commercially reasonable efforts to file with the SEC, as soon as practicable, one or more supplemental registration statements to register the resale of those Securities that were not registered under the initial Registration Statement.

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9.	Miscellaneous.

a.	Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Securities acquired hereunder) may be transferred or assigned.

b.	The Issuer may request from the Investor such additional information as the Issuer may deem necessary or advisable to register the resale of the Securities and evaluate the eligibility of the Investor to acquire the Securities, and the Investor shall promptly provide any such information so requested. Without limiting the generality of the foregoing or any other covenants or agreements in this Subscription Agreement, the Investor acknowledges that the Issuer may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report, or a registration statement of the Issuer.

c.	The Investor acknowledges that the Issuer and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify the Issuer if any of the acknowledgments, understandings, agreements, representations or warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify the Issuer if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of Securities from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

d.	The Investor acknowledges and agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with the Investor, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales (as defined below) with respect to any Securities or any securities of Issuer or any instrument exchangeable for or convertible into any Securities or any securities of Issuer prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including, without limitation, on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

e.	The Issuer is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 9(e) shall not give the Issuer any rights other than those expressly set forth herein.

f.	All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

g.	This Subscription Agreement may not be terminated other than pursuant to the terms of Section 7 above. The provisions of this Subscription Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

h.	This Subscription Agreement (including, without limitation, the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that any such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions. Notwithstanding the foregoing, Investor acknowledges and agrees that Osprey or its affiliate, as the strategic investor in connection with the Transactions, shall be considered a third party beneficiary of this Subscription Agreement and have the right (in addition to the Issuer) to enforce the Issuer’s rights hereunder for the benefit of the Issuer. As such, Issuer shall not have the right to agree to a Mutual Termination of this Subscription Agreement under Section 7 herein without obtaining the approval of Osprey.

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i.	Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

j.	If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

k.	This Subscription Agreement may be executed in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

l.	The parties hereto acknowledge and agree that irreparable damage would occur if any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

m.	Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to the Issuer.

n.	THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, AND THE UNITED STATES DISTRICT COURT, LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 9(n) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9(n).

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10.	Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer or any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of the Issuer expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in the Issuer. The Investor acknowledges and agrees that none of (i) any other investor in Issuer, (ii) Osprey or any affiliate of Osprey or any employee, contractor, agent or director of any such party, or (iii) any financial or other advisor of Issuer, or (iii) any Non-Party Affiliate (as defined below) of any of the foregoing parties, shall have any liability to the Investor pursuant to, arising out of or relating to this Subscription Agreement, the negotiation of this Subscription Agreement, or the transactions contemplated hereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any such party in connection with the purchase of the Securities or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by or on behalf of the Issuer concerning the Issuer, any of its Non-Party Affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equity holder or affiliate of the Issuer or any of the Issuer’s affiliates or any family member of the foregoing.

11.	Disclosure. The Issuer may, if it deems appropriate within four (4) business days following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Report on Form 6-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby. Upon the issuance of the Disclosure Document, to the actual knowledge of Issuer, the Investor shall not be in possession of any material, non-public information received from Issuer or any of its officers, directors, or employees or agents.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

[Insert name of Investor]

By:

Print name:

Title:

Date:

Address:

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IN WITNESS WHEREOF, the Issuer has accepted this Subscription Agreement as of the date set forth below.

Selina Hospitality PLC

By:

Print name:

Title:

Date:

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SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person;

☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests; or

☐ Any entity not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

This page should be completed by the Investor and constitutes a part of the Subscription Agreement.

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Confidential

SUBSCRIPTION AGREEMENT

Selina Hospitality plc

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of January                     , 2024 (the “Subscription Date”) by and between Selina Hospitality plc (the “Issuer”), a company organized and existing under the laws of England and Wales, having company number 13931732, and                      (the “Investor”), a company organized and existing under the laws of                     , having company number                     , in connection with the Investor’s subscription for                      ordinary shares of the Issuer, having a nominal value of US$0.005064 each (rounded to six decimal places) (the “Securities”), in a private placement, for a per share purchase price of US$0.073 and an aggregate purchase price of US$                     (the “Subscription Amount”). The Investor wishes to purchase the Securities and Issuer desires to allot the Securities to the Investor, in each case as set out in this Subscription Agreement and in conjunction with the completion of the liability restructuring and investment transactions with Osprey International Limited or its affiliate (“Osprey”) and other parties generally as contemplated in the Report on Form 6-K issued by the Issuer on December 4, 2023 (located at https://www.sec.gov/Archives/edgar/data/1909417/000149315223043501/form6-k.htm), as such transactions subsequently are agreed by the parties thereto (the “Transactions”).

The Issuer and the Investor are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Regulation S (“Regulation S”) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and Issuer acknowledges and agrees as follows:

1.	Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from the Issuer, and the Issuer agrees to allot and/or issue and sell to the Investor for the Subscription Amount, in each case subject to the terms and conditions set forth herein, the Securities.

2.	Closing. Within one (1) business days after notification by the Issuer that the Transactions are to be completed, (i) subject to the satisfaction or waiver of the Investor Closing Conditions, the Investor shall deliver to the Issuer the Subscription Amount for the Securities, which amount shall be paid by wire transfer of U.S. dollars, in immediately available funds, to the account specified by the Issuer, and (ii) subject to the satisfaction or waiver of the Issuer Closing Conditions, the Issuer shall, upon payment of the Subscription Amount, issue and allot to Investor (or cause to be issued and allotted to the Investor) the Securities and cause the Securities to be registered with the Issuer’s transfer agent in the name of the Investor (the date of such registration being the “Closing Date”). The Investor acknowledges that the Securities initially shall be held by the Issuer’s transfer agent in book entry form. In addition, for purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in both New York, New York and London, United Kingdom are open for the general transaction of business.

3.	Closing Conditions.

a.	The obligation of the Issuer to consummate the sale and issuance of the Securities pursuant to this Subscription Agreement (the “Closing”) shall be subject to the following conditions, each of which may be waived in writing by the Issuer in its discretion (the “Issuer Closing Conditions”): (i) that no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and (ii) that all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement in all material respects as of the Closing Date (except those that speak as of a specified earlier date).

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b.	The obligation of the Investor to consummate the purchase of, and subscription for, the Securities pursuant to this Subscription Agreement shall be subject to the following conditions, each of which may be waived in writing by the Investor in its discretion (the “Investor Closing Conditions”): (i) that no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby, and (ii) that all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing Date (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date), and consummation of the Closing shall constitute a reaffirmation by the Issuer of each of the representations and warranties of the Issuer contained in this Subscription Agreement in all material respects as of the Closing Date (except those that speak as of a specified earlier date).

4.	Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.	Issuer’s Representations and Warranties. The Issuer represents and warrants to the Investor that:

a.	As of the Closing Date, the Issuer is validly existing under the laws of England and Wales. The Issuer has all requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b.	As of the Closing Date, the Securities will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Securities will be validly issued, fully paid up and will not have been issued in violation of any preemptive or similar rights created under the Issuer’s articles of association (as amended on or prior to the Closing Date) or under the Companies Act 2006.

c.	This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.	The sale and issuance of the Securities and the compliance by the Issuer with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Issuer and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Securities or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the constitutional documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities or the legal authority of the Issuer to comply in all material respects with this Subscription Agreement.

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e.	The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Securities), other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable state securities laws, (iii) filings required by the Nasdaq Global Market, and (iv) the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

f.	Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Securities by the Issuer to the Investor hereunder. The Securities (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. No directed selling efforts (as defined in Rule 902 of Regulation S) have been made by any of the Issuer, any of its affiliates or any person acting on its behalf with respect to any Securities that are not registered under the Securities Act; all such persons have complied with the offering restrictions requirement of Regulation S; none of such persons has taken any actions that would result in the sale of the Securities to the Investor hereunder requiring registration under the Securities Act; and the Issuer is a “foreign issuer” (as defined in Regulation S).

g.	The Issuer has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Securities, and the Issuer is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Securities.

6.	Investor Representations and Warranties. The Investor represents and warrants to the Issuer that:

a.	The Investor is (i) not a U.S. person (as such term is used in Regulation S) and is not acting for the account or benefit of a U.S. person and it is and located offshore (as such terms are defined in Regulation S under the Securities Act); (ii) acquiring the Securities for its own account or for an account over which it exercises sole discretion for another non-U.S. person; and (iii) is not acquiring the Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Investor is not an entity formed for the specific purpose of acquiring the Shares.

b.	The Investor acknowledges and agrees that the Securities are being offered in an offshore transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Securities have not been registered under the Securities Act. The Investor acknowledges and agrees that the Securities may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to “offshore transactions” and following expiration of a 40-day “distribution compliance period” (each within the meaning of Regulation S), or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Securities shall contain a restrictive legend or notation to such effect. The Investor acknowledges and agrees that the Securities will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities and may be required to bear the financial risk of an investment in the Securities for an indefinite period of time. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. For purposes of this Subscription Agreement, “Transfer” shall mean any direct or indirect transfer, redemption, disposition or monetization in any manner whatsoever, including, without limitation, covenants and agreements included in this Subscription Agreement.

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c.	The Investor acknowledges and agrees that the Investor is subscribing for and purchasing the Securities from the Issuer. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of the Issuer or any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in Section 5 of this Subscription Agreement.

d.	The Investor’s acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

e.	The Investor acknowledges and agrees that the Investor has received access to, and has had an adequate opportunity to review, such financial and other information as the Investor deems necessary in order to make an investment decision with respect to the Securities, including, without limitation, with respect to the Issuer and the business of the Issuer and its subsidiaries and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Investor’s investment in the Securities. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities.

f.	The Investor became aware of this offering of the Securities solely by means of direct contact between the Investor and the Issuer, and the Securities were offered to the Investor solely by direct contact between the Investor and the Issuer. The Investor did not become aware of this offering of the Securities, nor were the Securities offered to the Investor, by any other means. The Investor acknowledges that the Securities (i) were not offered by any form of general solicitation or general advertising or directed selling efforts (within the meaning of Regulation S), and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer or any of it respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Issuer contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in the Issuer.

g.	The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities (including, without limitation, the risks set out in the Issuer’s 2022 annual report on Form 20-F filed with the SEC on April 28, 2023 and other filings with the SEC (“SEC Filings”)). The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, the Investor has had the chance to review and familiarize itself with the SEC Filings of the Issuer, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

h.	Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Issuer.

i.	In making its decision to purchase the Securities, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information about the Issuer or the offer of the Securities provided by or on behalf of any bankers, counsel or advisors to the Issuer or its affiliates.

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j.	The Investor acknowledges and agrees that no governmental agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

k.	The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

l.	The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not conflict with or violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor, and assuming this Subscription Agreement constitutes a valid and binding agreement of the Issuer, is enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

m.	The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Securities were legally derived.

n.	The Investor does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) or short sale positions with respect to the securities of the Issuer. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Subscription Agreement.

o.	The Investor has, and at the Closing will have, sufficient funds to pay the Subscription Amount pursuant to Section 2 above.

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7.	Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, in the event (i) the Investor and the Issuer mutually agree, in their discretion via a written agreement signed by the parties, to terminate this Subscription Agreement (a “Mutual Termination”), (ii) the Transactions have not been completed by March 31, 2024 and either Investor or the Issuer has elected to terminate this Subscription Agreement following such date, (ii) the occurrence of a material breach by a party, which material breach has not been cured by such party within a period of five (5) business days after notice of the breach has been provided to it and the non-breaching party has elected to terminate this Subscription Agreement as a result (each a “Termination Event”); provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. Upon the occurrence of any Termination Event, any monies paid by the Investor to or on behalf of the Issuer in connection herewith shall promptly (and in any event within one business day) following the Termination Event be returned to the Investor.

8.	Registration Rights. Provided the Issuer has, from and after the completion of the Transactions, obtained subscription agreements which, together with this Subscription Agreement, provide for an aggregate investment of at least US$10,000,000, then the Issuer agrees that, within forty-five (45) days from the Issuer obtaining approval from shareholders, at a general meeting to be convened by the Issuer following completion of the Transactions, for the allotment of ordinary shares on a non-preemptive basis necessary to complete the Transactions, and subject to the Issuer’s ordinary shares remaining listed on the Nasdaq Global Market at such time (and the Issuer not having taken any steps to de-register as an SEC-reporting company or otherwise announced its intention to do so via a Report on Form 6-K), it will prepare and file with the SEC, at the Issuer’s sole cost and expense, a resale registration statement on Form F-1 or other form of registration statement registering the resale of the Securities (a “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Issuer agrees to cause such Registration Statement, or another shelf registration statement that includes the Securities, to remain effective until the earliest of (i) December 31, 2024, (ii) the date on which the Investor ceases to hold any Securities issued pursuant to this Subscription Agreement, (iii) the date on which the Investor is able to sell all of its Securities issued pursuant to this Subscription Agreement under Rule 144 of the Securities Act without limitation, including as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), or (iv) the date Issuer’s ordinary shares cease to be listed on the Nasdaq Global Market. The Investor agrees to disclose its ownership to the Issuer upon request to assist it in making the foregoing assessment. The Investor acknowledges and agrees that the Issuer may suspend the use of any such registration statement if it reasonably determines, upon the advice of legal counsel, that the registration statement would fail to comply with applicable securities laws or other disclosure requirements. The Issuer’s obligations to include the Securities issued pursuant to this Subscription Agreement for resale in the Registration Statement are contingent upon the Investor furnishing to the Issuer, in writing, such information regarding the Investor, the securities of the Issuer held by the Investor, the intended method of disposition of such securities, which shall be limited to non-underwritten public offerings, and such other information as reasonably may be requested by the Issuer to effect the registration of the Securities, and Investor shall execute such documents in connection with such registration as the Issuer reasonably may request to the extent the same are customary of a selling stockholder in similar situations.

Notwithstanding the registration obligations set forth in this Section 8, the Investor acknowledges and agrees that in the event other investors of the Issuer that are entitled to registration rights with respect to their securities (including under any registration rights agreement to be entered into between the Issuer and Osprey Investments Limited or an affiliate thereof in connection with the Transactions) and exercise their registration rights at the same time as the Investor, it may not be possible for the Issuer to include some or all of the Investor’s Securities as part of such registration as a result of the application of Rule 415 of the Securities Act, in which case the Issuer will inform the Investor and use its commercially reasonable efforts to file with the SEC, as soon as practicable, one or more supplemental registration statements to register the resale of those Securities that were not registered under the initial Registration Statement.

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9.	Miscellaneous.

a.	Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Securities acquired hereunder) may be transferred or assigned.

b.	The Issuer may request from the Investor such additional information as the Issuer may deem necessary or advisable to register the resale of the Securities and evaluate the eligibility of the Investor to acquire the Securities, and the Investor shall promptly provide any such information so requested. Without limiting the generality of the foregoing or any other covenants or agreements in this Subscription Agreement, the Investor acknowledges that the Issuer may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report, or a registration statement of the Issuer.

c.	The Investor acknowledges that the Issuer and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify the Issuer if any of the acknowledgments, understandings, agreements, representations or warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify the Issuer if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of Securities from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

d.	The Investor acknowledges and agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with the Investor, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales (as defined below) with respect to any Securities or any securities of Issuer or any instrument exchangeable for or convertible into any Securities or any securities of Issuer prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including, without limitation, on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

e.	The Issuer is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 9(e) shall not give the Issuer any rights other than those expressly set forth herein.

f.	All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

g.	This Subscription Agreement may not be terminated other than pursuant to the terms of Section 7 above. The provisions of this Subscription Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

h.	This Subscription Agreement (including, without limitation, the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that any such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions. Notwithstanding the foregoing, Investor acknowledges and agrees that Osprey or its affiliate, as the strategic investor in connection with the Transactions, shall be considered a third party beneficiary of this Subscription Agreement and have the right (in addition to the Issuer) to enforce the Issuer’s rights hereunder for the benefit of the Issuer. As such, Issuer shall not have the right to agree to a Mutual Termination of this Subscription Agreement under Section 7 herein without obtaining the approval of Osprey.

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i.	Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

j.	If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

k.	This Subscription Agreement may be executed in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

l.	The parties hereto acknowledge and agree that irreparable damage would occur if any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

m.	Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to the Issuer.

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n.	THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, AND THE UNITED STATES DISTRICT COURT, LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 9(n) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9(n).

10.	Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer or any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of the Issuer expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in the Issuer. The Investor acknowledges and agrees that none of (i) any other investor in Issuer, (ii) Osprey or any affiliate of Osprey or any employee, contractor, agent or director of any such party, or (iii) any financial or other advisor of Issuer, or (iii) any Non-Party Affiliate (as defined below) of any of the foregoing parties, shall have any liability to the Investor pursuant to, arising out of or relating to this Subscription Agreement, the negotiation of this Subscription Agreement, or the transactions contemplated hereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any such party in connection with the purchase of the Securities or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by or on behalf of the Issuer concerning the Issuer, any of its Non-Party Affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equity holder or affiliate of the Issuer or any of the Issuer’s affiliates or any family member of the foregoing.

11.	Disclosure. The Issuer may, if it deems appropriate within four (4) business days following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Report on Form 6-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby. Upon the issuance of the Disclosure Document, to the actual knowledge of Issuer, the Investor shall not be in possession of any material, non-public information received from Issuer or any of its officers, directors, or employees or agents.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

[Insert name of Investor]

By:

Print name:

Title:

Date:

Address:

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IN WITNESS WHEREOF, the Issuer has accepted this Subscription Agreement as of the date set forth below.

Selina Hospitality PLC

By:

Print name:

Title:

Date:

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